Exhibit 99.1

Wheaton Precious Metals Announces Publication of Prospectus in Connection with Admission to the London Stock Exchange; Common Shares Set to Begin Trading on October 28th

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT./

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Regulation Rules of the UK Financial Conduct Authority ("FCA") or otherwise and is not an offer of securities for sale in any jurisdiction, including in or into Canada, the United States, Australia, Japan or South Africa.

Neither this announcement, nor anything contained herein, shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not purchase any common shares (the "Common Shares") referred to in this announcement except solely on the basis of information contained in, or incorporated by reference into, the prospectus (the "Prospectus"), including the risk factors set out therein, published by Wheaton Precious Metals Corp. (the "Company", and together with its subsidiaries, "Wheaton"), in connection with the proposed admission of its Shares on the standard listing segment of the Official List of the FCA and admission to trading on the main market for listed securities of London Stock Exchange plc ("LSE"). A copy of the Prospectus published by the Company is available for inspection on Wheaton's website at www.wheatonpm.com/Investors/LSE-Listing.

TSX: WPM

NYSE: WPM

VANCOUVER, BC, Oct. 23, 2020 /CNW/ - Wheaton Precious Metals Corp. ("Wheaton" or the "Company") is pleased to announce that its Prospectus in support of the intention to list on the London Stock Exchange ("LSE") has been approved by the UK Financial Conduct Authority ("FCA") and published today, 23 October 2020. The Prospectus is being issued in connection with the Company's application for admission of its entire issued share capital being 449,280,476 Common Shares of no par value to the Official List of the FCA (standard segment) and to trading on the LSE's Main Market for listed securities ("Admission"). A copy of the Prospectus is being submitted to the National Storage Mechanism and will shortly be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Prospectus has also been published on the Company's website at www.wheatonpm.com/Investors/LSE-Listing.

An application has been made to the FCA and the LSE for Admission and the Company expects that Admission will become effective and that trading in the Company's Common Shares will commence at 08.00 a.m. GMT on Wednesday 28th October 2020, under the ticker "LSE:WPM".

"We are excited that a new investor audience will soon have the opportunity to share in our story. As a streaming company focused on precious metals, we believe Wheaton is the best way to invest in the sector and we are confident in the underlying market dynamics," said Randy Smallwood, President and Chief Executive Officer of Wheaton.

"We have already received an extremely positive response from both existing and prospective new shareholders since we announced our intention to list in September. We look forward to fully engaging with this new audience and further expanding our shareholder base."

Reasons for the LSE Listing

Wheaton considers that in addition to the Company's current Toronto Stock Exchange and New York Stock Exchange listings, Admission will enhance the Company's access to the pools of equity capital available in the United Kingdom and key financial centres in the EMEA region.

This proposed listing will support the Company's plans for growth and brings the first senior precious metal streaming company to the LSE.

About Wheaton Precious Metals

Wheaton is a streaming company, which generates its revenue primarily from the sale of precious metals. The Company enters into precious metal purchase agreements to purchase all, or a portion, of the precious metals production from mines located around the world for an upfront payment and an additional payment upon the delivery of the precious metal.

The Company's business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions.

Key Company Highlights:

  Wheaton provides investors with the upside associated with mining companies but with a much lower risk profile, more comparable to owning bullion or ETFs directly.
  Wheaton has consistently outperformed gold and silver, as well as other mining investments.1
  As of today, the Company has entered into long-term purchase agreements with 17 different mining companies for the purchase of precious metals and cobalt relating to 20 mining assets which are currently operating, and nine which are at various stages of development, as well as one in care and maintenance, located across 11 countries.
  Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.
  In 2019, 73% of Wheaton's production came from assets that fall in the lowest cost quartile.2
  The Company recently reported record half year results for the six month period ended June 30, 2020, which included:
    record revenues of over US$500 million;
    nearly US$330 million in operating cash flow;
    a record 322,000 gold equivalent ounces sold3;
    average cash costs in the period were US$418 per gold equivalent ounce, resulting in a cash operating margin of US$1,170 per gold equivalent ounce sold3.
  Wheaton is a leader in sustainability amongst the streaming and royalty companies having joined the UN Global Compact in 2019 and maintaining a dedicated support program for local communities around the mines from which the Company receives metals.
  For further information on Wheaton and precious metal streaming, refer to the Company's corporate presentation at www.wheatonpm.com

For further information, please contact:

Patrick Drouin or Emma Murray
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

UK PUBLIC RELATIONS

Tavistock                                           +44 (0) 207 920 3150 / +44 778 597 4264
Jos Simson                                         wheaton@tavistock.co.uk
Gareth Tredway
Annabel de Morgan

UK CORPORATE BROKERS

Berenberg                                          +44 (0) 203 207 7800
Matthew Armitt
Jennifer Wyllie
Detlir Elezi

Peel Hunt                                           +44 (0) 207 418 8900
Ross Allister
Alexander Allen
David McKeown

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metal purchase agreements counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the intention to pursue admission to the Official List (Standard Segment) of the FCA and on the LSE's Main Market. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with admission to the Official List (Standard Segment) of the FCA and listing on the LSE's  Main Market, and other risks discussed in the Prospectus, in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission and available on EDGAR and Wheaton's Management's Discussion and Analysis for the three months ended March 31, 2020 and six months ended June 30, 2020 available on SEDAR at www.sedar.com and Form 6-K filed May 7, 2020 and August 12, 2020 respectively (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable including (without limitation): successful admission to the Official List of the FCA (Standard Segment) and listing on LSE's Main Market and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward–looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. Past performance cannot be relied on as a guide to future performance.

End Notes
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[1] Wheaton Precious Metals' Total Return from 2005 to October 13, 2020, averaged over various time horizons versus gold, silver, the Philadelphia gold and silver index (XAU) and the Van Eck Vectors Gold Miners ETF (GDX) over the same period. Data from Factset includes dividend payment.
[2] Company reports & Wood Mackenzie est. of 2019 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Production assume Gold $1600/oz, Silver $18/oz, Palladium $2000/oz and Cobalt $16/lb.
[3] Gold equivalent ounces for actual production and sales are calculated by converting silver and palladium to a gold equivalent using the following commodity prices: Gold $1600/oz, Silver $18/oz, Palladium $2000/oz and Cobalt $16/lb.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2020/23/c2724.html

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CO: Wheaton Precious Metals Corp.

CNW 06:22e 23-OCT-20